Exhibit 2.6

Description of LG Display Co., Ltd.’s American Depositary Shares

Citibank N.A. serves as the depositary for American depositary shares of LG Display Co., Ltd., pursuant to the deposit agreement among LG Display Co., Ltd., Citibank, N.A., as ADR depositary, and all holders and beneficial owners of American depositary shares of LG Display Co., Ltd., dated as of July 22, 2004, as amended by the Amendment No. 1 thereto dated September 2, 2014 and supplemented by the side letter agreement dated as of November 29, 2007. Unless otherwise indicated, all references in this exhibit to the terms “we,” “us,” “our” and “LG Display” refer to LG Display Co., Ltd., all references in this exhibit to “ADSs” are to our American depositary shares, and all references to “ADRs” are to the American depositary receipts issued under our ADSs.

The following is a summary description of the material terms of our ADSs and of your material rights as an owner of such ADSs. Because it is a summary, this description does not contain all the information that may be important to you. Your rights and obligations as an owner of ADSs are determined by reference to the terms of the deposit agreement and side letter agreement and not this summary. Statements printed in italics in this description are provided for your information and either reflect the current state of Korean law or are not contained in the deposit agreement. For more complete information, you should read the entire deposit agreement and the ADR. The original deposit agreement was filed with the United States Securities and Exchanges Commission (the “SEC”) as an exhibit to the registration statement on Form F-6 on November 28, 2007, a form of the Amendment No. 1 thereto was filed with the SEC as an exhibit to the registration statement on Form F-6 on July 30, 2014, and the side letter agreement was filed with the SEC as an exhibit to the annual report on Form 20-F on April 16, 2008. You may obtain a copy of such filings from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website at http://www.sec.gov. Copies of the deposit agreement are also available for inspection at the principal New York office of the ADR depositary, currently located at 388 Greenwich Street, New York, New York 10013.

American Depositary Receipts

ADSs represent ownership interests in securities that are on deposit with the ADR depositary. ADSs may be represented by certificates that are commonly known as ADRs. The ADR depositary typically appoints a custodian to safekeep the securities on deposit. The ADR depositary’s custodian in this case is the Korea Securities Depository, located at 4 Gil 23 Yoinaru, Yeongdeungpo-gu, Seoul, Republic of Korea. Korea Securities Depository is also the institution authorized under applicable law to effect book-entry transfers of shares of our common stock. Each ADS represents the right to receive shares of our common stock on deposit with the custodian. An ADS also represents the right to receive any other property received by the ADR depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. An ADR may represent any number of ADSs. We and the ADR depositary treat only persons in whose names ADRs are registered on the books of the registrar as holders of ADRs.

As an owner of our ADSs, you are a party to the deposit agreement and therefore are bound to its terms and to the terms of the ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the ADR depositary. As an ADS holder you appoint the ADR depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of shares of common stock are governed by the laws of Korea, which may be different from the laws in the United States.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name or through a brokerage or safekeeping account. If you hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as The Depository Trust Company (“DTC”). The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. This summary description assumes you own the ADSs directly by means of an ADS registered in your name and, as such, we refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs.

Uncertificated form of ADSs

Pursuant to the side letter agreement, the ADR depositary may also issue ADSs that are not evidenced by ADRs (the “uncertificated ADSs”) on its direct registration system, unless otherwise specifically instructed in writing by the applicable holder. The uncertificated ADSs are not represented by any instrument(s) but are evidenced only by the registration of “uncertificated securities” on the books and records of the ADR depositary maintained for such purpose. Uncertificated ADSs are in all material respects identical to certificated ADSs of the same type and class, except that (i) no ADR(s) are, nor need to be, issued to evidence uncertificated ADSs, (ii) uncertificated ADSs are, subject to the terms of the deposit agreement (as supplemented by the side letter agreement), transferable upon the same terms and conditions as uncertificated securities under New York law, (iii) each holder’s ownership of uncertificated ADSs are recorded on the books and records of the ADR depositary maintained for such purpose and evidence of such holder’s ownership are reflected in periodic statements provided by the ADR depositary to each such holder in accordance with applicable law, (iv) the ADR depositary may from time to time, upon notice to the holders of uncertificated ADSs affected thereby, establish rules and amend or supplement existing rules, as may be deemed reasonably necessary to maintain the direct registration system for the ADSs and for the issuance of uncertificated ADSs on behalf of holders, provided that such rules do not conflict with the terms of the deposit agreement (as supplemented by the side letter agreement) and applicable law, (v) the holder of uncertificated ADSs are not entitled to any benefits under the deposit agreement (as supplemented by the side letter agreement) and such holder’s uncertificated ADSs shall not be valid or enforceable for any purpose against the ADR depositary or us unless such holder is registered on the books and records of the ADR depositary maintained for such purpose, (vi) the ADR depositary may, in connection with any deposit of shares resulting in the issuance of uncertificated ADSs and with any transfer, pledge, release and cancellation of uncertificated ADSs, require the prior receipt of such documentation as the ADR depositary may reasonably request, and (vii) upon termination of the deposit agreement (as supplemented by the side letter agreement), the ADR depositary does not require holders of uncertificated ADSs to affirmatively instruct the ADR depositary or to take other action before remitting proceeds from the sale of the deposited securities represented by such holders’ uncertificated ADSs under the terms of the deposit agreement.

Holders of uncertificated ADSs that are not subject to any registered pledges, liens, restrictions or adverse claims, of which the ADR depositary has written notice at such time, may exchange the uncertificated ADSs (or any portion thereof) for ADRs of the same type and class, subject in each case to applicable laws and any rules the ADR depositary may establish from time to time in respect of the uncertificated ADSs. In addition, so long as the ADR depositary maintains its direct registration system for the ADSs, the holders of ADRs have the right to exchange the ADRs (or any portion thereof) for uncertificated ADSs upon (i) the due surrender of the ADRs to the ADR depositary for such purpose, and (ii) the presentation of a written request to such effect to the ADR depositary, subject in each case to all liens and restrictions noted on the ADR evidencing the ADS(s) and all adverse claims of which the ADR depositary then has written notice, the terms of the deposit agreement (as supplemented by the side letter agreement) and the rules that the ADR depositary may establish from time to time for such purposes thereunder, and applicable law. Moreover, holders of uncertificated ADSs may also request the sale of ADSs through the ADR depositary, subject to the terms and conditions generally applicable to the sale of ADSs through the ADR depositary from time to time (which may be changed by the ADR depositary).

Deposit and Withdrawal of Shares of Common Stock

The shares of common stock underlying the ADSs are delivered to the ADR depositary’s custodian in book-entry form. Accordingly, no share certificates are issued for them, and the ADR depositary holds the shares of common stock in book-entry form through the custodian. The delivery of the shares of common stock pursuant to the deposit agreement takes place through the facilities of the custodian.

The ADR depositary will create ADSs if you or your broker deposit shares of common stock with the custodian. Upon payment of its issuance fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the ADR depositary will register the appropriate number of ADSs in the names you designate. Your ability to deposit shares of common stock and receive ADSs may be limited by U.S. and Korean legal considerations applicable at the time of deposit. The current limit on the number of shares that may be deposited into our ADR facility is 68,095,700 as of April 21, 2020. The number of shares issued or sold in any subsequent offering by us or our affiliates, subject to government authorization, raises the limit on the number of shares that may be deposited into the ADR facility, except to the extent such deposit is prohibited by applicable laws or violates our articles of incorporation, or we determine with the ADR depositary to limit the number of shares of common stock so offered that would be eligible for deposit under the deposit agreement in order to maintain liquidity for the shares in Korea as may be requested by the relevant Korean authorities.

The issuance of ADSs may be delayed until the ADR depositary or the custodian receives confirmation that all required approvals have been given and that the shares have been duly transferred to the custodian. The ADR depositary will only issue ADSs in whole numbers.

When you make a deposit of shares, you will be responsible for transferring good and valid title to these shares to the ADR depositary and you will be deemed to represent and warrant that:

•	The shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	All preemptive (and similar) rights, if any, with respect to such shares have been validly waived or exercised.

•	You are duly authorized to deposit the shares of common stock.

•

The shares of common stock presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

•	The shares of common stock presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the ADR depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

The ADR depositary will arrange for the acceptance of the ADSs into DTC. A single ADR in the form of a “Balance Certificate” will evidence all ADSs held through DTC and will represent the aggregate number of ADSs that have been issued from time to time. That ADR will be registered in the name of the nominee for DTC (currently “Cede & Co.”). As such, Cede & Co., or any subsequent nominee for DTC, will be the only holder of the ADR evidencing all ADSs held through DTC. Each beneficial owner of ADSs held through DTC must rely upon the procedures of DTC and the DTC participants to exercise, effect transfer of or be entitled to any rights attributable to such ADSs.

The ADR depositary and the ADR depositary’s custodian will refuse to accept shares of common stock for deposit whenever we restrict transfer of shares of common stock to comply with our articles of incorporation or applicable law.

You may surrender your ADRs to the ADR depositary for cancellation and withdraw the underlying shares of our common stock. Upon payment of the cancellation fees provided in the deposit agreement and any governmental charges and taxes, subject to applicable laws and regulations of Korea and our articles of incorporation, you are entitled to physical delivery or electronic delivery to an account in Korea or, if permissible under applicable Korean law, outside Korea, of the shares of common stock evidenced by the ADSs and any other property at the time represented by ADRs you surrendered.

You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the ADR depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the ADR depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the shares of common stock represented by your ADSs may be delayed until the ADR depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the ADR depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit and will only be permitted to deliver shares of common stock that have been listed for trading on the Korea Exchange. The ADR depositary will process ADSs presented for withdrawal of the shares of common stock they represent on a first come, first served basis.

You have the right to withdraw the securities represented by your ADSs at any time except for:

•

Temporary delays that may arise because (1) the transfer books for the shares of common stock or ADSs are closed, or (2) shares of common stock are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

If you want to withdraw the shares of common stock from the depositary facility, you must register your identity with the Financial Supervisory Service of Korea before you acquire the shares of common stock unless you intend to sell the shares of common stock within three months of acquisition. See “Item 10.D. Exchange Controls and Securities Regulations—Restrictions Applicable to Shares” in our Annual Report on Form 20-F for the year ended December 31, 2019.

Pre-Release Transactions

Under the provisions of the deposit agreement, the ADR depositary may not lend shares of common stock or ADSs. However, subject to the provisions of the deposit agreement and to the extent permitted by applicable Korean law, the ADR depositary may issue ADSs before deposit of the underlying shares of common stock. The ADR depositary may also deliver shares of common stock prior to receiving ADS for cancellation. These transactions are commonly called pre-release transactions. The ADR depositary may execute a pre-release transaction only under the following circumstances:

•

before or at the time of the pre-release transaction, the person to whom the pre-release transaction is being made must represent to the ADR depositary in writing that it or its customer owns the shares of common stock to be deposited or the ADSs to be cancelled and show evidence of ownership of those securities to the ADR depositary’s satisfaction;

•

before or at the time of such pre-release transaction, the person to whom the pre-release transaction is being made must agree in writing with the ADR depositary that he will hold the shares of common stock or ADSs in trust for the ADR depositary until their delivery to the ADR depositary or custodian, reflect on his records the ADR depositary as owner of such shares of common stock or ADSs and unconditionally guarantee to deliver such shares of common stock or ADSs to the ADR depositary or custodian and agrees to any additional requirements or restrictions that the ADR depositary may impose;

•	the pre-release transaction must be fully collateralized with cash or U.S. government securities or such other collateral as the ADR depositary deems appropriate;

•	the ADR depositary must be able to terminate the pre-release transaction on not more than five business days’ notice; and

•	the pre-release transaction would be subject to further indemnities and credit regulations as the ADR depositary deems appropriate.

The deposit agreement limits the aggregate size of the pre-release transactions. The ADR depositary may retain for its own account any compensation received by it in connection with the pre- release transactions, such as earnings on the collateral.

Dividends, Other Distributions and Rights

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian bank. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

If the ADR depositary can, in its reasonable judgment and pursuant to applicable law, convert Korean Won (or any other foreign currency) into U.S. dollars on a reasonable basis and transfer the resulting U.S. dollars to the United States, the ADR depositary will as promptly as practicable convert all cash dividends and other cash distributions received by it on the deposited shares of common stock into U.S. dollars and distribute the U.S. dollars to you in proportion to the number of ADSs representing shares of common stock held by you, after deduction of the fees and expenses of the ADR depositary and any applicable taxes and governmental charges payable by the holder pursuant to the deposit agreement.

Other Distributions

In the event that the ADR depositary or the ADR depositary’s custodian receives any distribution upon any deposited shares of common stock in property or securities (other than cash, shares of common stock or rights to receive shares of common stock), the ADR depositary will distribute the property or securities to you after deduction of the fees and expenses of the ADR depositary in proportion to your holdings in any manner that the ADR depositary deems, after consultation with us, commercially feasible. If the ADR depositary determines that any distribution of property or securities (other than cash, shares of common stock or rights to receive shares of common stock) cannot be made proportionally, or if for any other reason the ADR depositary deems the distribution not to be commercially feasible, the ADR depositary may, after consultation with us, dispose of all or a portion of the property or securities in such amounts and in such manner, including by public or private sale, as the ADR depositary deems equitable or practicable. The ADR depositary will distribute to you the net proceeds of any such sale, or the balance of the property or securities, after the deduction of the fees and expenses of the ADR depositary.

Distribution of Shares

If a distribution by us consists of a dividend in, or free distribution of, our shares of common stock, the ADR depositary may, with our approval, and will, if we request, deposit the shares of common stock and either (1) distribute to you, in proportion to your holdings, additional ADSs representing those shares of common stock, or (2) reflect on the records of the ADR depositary the increase in the aggregate number of ADSs representing the aggregate number of shares of common stock received, in both cases, after the deduction of the fees and expenses of the ADR depositary. No such distribution of new ADSs will be made if it would violate law (i.e., U.S. securities laws) or if it would not be operationally practicable. If the ADR depositary deems that such distribution for any reason is not commercially feasible, the ADR depositary may adopt, after consultation with us, any method as it may deem commercially feasible to effect such distribution, including by public or private sale of all or part of the shares of common stock received. The ADR depositary will distribute to you the net proceeds of any such sale as with a cash distribution. The ADR depositary will only distribute whole numbers of ADSs. Fractional entitlements to ADSs will be sold, and the proceeds of such sale will be distributed as in the case of a cash distribution.

Distribution of Rights

If we offer holders of our shares of common stock any rights to subscribe for additional shares of common stock or any other rights, the ADR depositary may make these rights available to you. The ADR depositary will first consult with us to determine whether it is lawful and commercially feasible to distribute those rights to you.

The ADR depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide the ADR depositary with all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The ADR depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new shares of common stock other than shares of common stock to be held in the form of ADSs. The ADR depositary will not distribute the rights to you if:

•	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you;

•	We fail to deliver satisfactory documents to the ADR depositary; or

•	It is not reasonably practicable to distribute the rights to you.

If the ADR depositary determines in consultation with us that it is not lawful or commercially feasible to make these rights available to you, then upon our request, the ADR depositary will sell the rights and distribute the proceeds in the same way as it would do with a cash distribution. The ADR depositary may allow these rights that are not distributed or sold to lapse. In that case, you will receive no value for these rights.

If a registration statement under the Securities Act with respect to the securities to which any rights relate is required in order for us to offer the rights to you and to sell the securities represented by these rights, the ADR depositary will not offer such rights to you until such a registration statement is in effect, or unless the offering and sale of such securities and such rights to you are exempt from the registration requirements of the Securities Act or any required filing, report, approval or consent has been submitted, obtained or granted. Neither we nor the ADR depositary will be obligated to register the rights or securities under the Securities Act or to submit, obtain or request any filing, report, approval or consent.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the ADR depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the ADR depositary in determining whether such distribution is lawful and commercially feasible. The ADR depositary will make the election available to you only if it is commercially feasible and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the ADR depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in Korea would receive upon failing to make an election, as more fully described in the deposit agreement.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you are entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the ADR depositary and also must:

•	ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the ADR depositary deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the ADR depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Record Dates

The ADR depositary will fix a record date, after consultation with us, in each of the following situations:

•	we make any cash dividend or other cash distribution upon our shares of common stock;

•	we make any distribution other than cash upon our shares of common stock;

•	we issue rights with respect to our shares of common stock;

•	the ADR depositary causes a change in the number of shares of common stock that are represented by each ADS; or

•	the ADR depositary receives notice of any shareholders’ meeting.

The record date will be, to the extent practicable, established as near as practicable to the record date fixed by us for the shares of common stock. The record date will determine (1) the ADR holders who are entitled to receive the dividend, distribution or rights, or the net proceeds of the sale of the rights; or (2) the ADR holders who are entitled to receive notices of meetings or to exercise rights.

Voting of the Underlying Shares of Common Stock

As a holder, you generally have the right under the deposit agreement to instruct the ADR depositary to exercise the voting rights for the shares of common stock represented by your ADSs. The voting rights of holders of shares of common stock are described in the section titled “Item 10.B. Memorandum and Articles of Association – Description of Capital Stock – Voting Rights” in our Annual Report on Form 20-F for the year ended December 31, 2019.

We will give the ADR depositary a notice of any meeting or solicitation of shareholder proxies immediately after we finalize the form and substance of such notice sufficiently in advance of the meeting or solicitation of shareholder proxies to provide holders with a reasonable opportunity to take all actions requested, the ADR depositary having no obligation to provide holders with notice, voting or proxy solicitation materials if it does not timely receive such materials from us. As soon as practicable after it receives our notice, the ADR depositary will fix a record date, and upon our written request, the ADR depositary will mail to you a notice that will contain the following:

•	the information contained in our notice to the ADR depositary including an English translation, or, if requested by us, a summary of the information provided by us;

•

a statement that the ADR holders as of the close of business on a specified record date will be entitled to instruct the ADR depositary as to how to exercise their voting rights for the number of shares of deposited shares of common stock, subject to the provisions of applicable Korean law and our articles of incorporation, which provisions, if any, will be summarized in the notice to the extent that they are material; and

•	a statement as to the manner in which the ADR holders may give their instructions.

Upon your written request received on or before the date set by the ADR depositary for this purpose, the ADR depositary will endeavor, in so far as practicable, to vote or cause to be voted the deposited shares of common stock in accordance with the instructions set forth in your written requests. To the extent the ADR depositary does not timely receive voting instructions from a holder of ADSs, it will endeavor to vote the shares of common stock represented by those ADSs in the same proportion as the holders of all other outstanding shares of common stock vote their shares of common stock at the meeting. The ADR depositary will not, and will ensure that the custodian bank does not, vote the shares of common stock represented by ADSs at any meeting for which we have not timely provided voting materials to the ADR depositary.

Please note that the ability of the ADR depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the ADR depositary in a timely manner.

The ADR depositary may not itself exercise any voting discretion over any deposited shares of common stock. You may only exercise the voting rights in respect of whole numbers of ADSs. ADR holders may not be entitled to give instructions to vote the shares of common stock represented by the ADSs if, and to the extent that, the total number of shares of common stock represented by the ADSs of an ADR holder exceeds any limit set under applicable law. We can give no assurance to you, however, that we will notify the ADR depositary sufficiently in advance of the scheduled date of a meeting or solicitation of consents or proxies to enable the ADR depositary to make a timely mailing of notices to you, or that you will receive the notices sufficiently in advance of a meeting or solicitation of consents or proxies to give instructions to the ADR depositary.

Inspection of Transfer Books

The ADR depositary keeps books at its principal New York office which is currently located at 388 Greenwich Street, New York, New York 10013, for the registration and transfer of ADRs. You may inspect the books of the ADR depositary during regular business hours as long as the inspection is not for the purpose of communicating with holders in the interest of a business or object other than our business or a matter related to the deposit agreement or the ADSs.

Reports and Notices

On or before the first date on which we give notice, by publication or otherwise, of any meeting of shareholders, or of any adjourned meeting of shareholders, or of the taking of any action in respect of any distribution of cash or other distribution or the offering of any rights in respect of the shares of common stock, we will transmit to the custodian and the ADR depositary sufficient copies of the applicable notice in English in the form given or to be given to shareholders. We will furnish to the ADR depositary English language versions of any reports, notices and other communications that we generally transmit to holders of our common stock. The ADR depositary will arrange for the prompt mailing of copies of these documents, or, if we request, a summary of any such notice provided by us to you or, at our request, make notices, reports (other than the annual reports and semiannual financial statements) and other communications available to you on a basis similar to that for the holders of our common stock or on such other basis as we may advise the ADR depositary according to any applicable law, regulation or stock exchange requirement.

Notices delivered to you under the deposit agreement will be deemed to be effective three days (in the case of domestic mail or air courier) or seven days (in the case of overseas mail) from the date when a duly addressed letter containing the same is deposited, postage prepaid, in a post-office letter box or delivered to an air courier service or at the time when a confirmation thereof is produced in the case of a cable, telex or facsimile transmission, without regard for the actual receipt or time of actual receipt of the notice by you.

In addition, the ADR depositary will make available for inspection by holders at its principal New York office any notices, reports or communications, including any proxy soliciting materials, received from us that we generally transmit to the holders of our common stock or other deposited securities, including the ADR depositary. The ADR depositary will also send to you copies of reports and communications we will provide to it as described in the deposit agreement.

Changes Affecting Deposited Shares of Common Stock

In case of a change in the par value, or a split-up, consolidation or any other reclassification of shares of our common stock or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting us, any securities received by the ADR depositary or the custodian in exchange for, in conversion of or in respect of deposited shares of our common stock will be treated as new deposited shares of common stock under the deposit agreement. In that case, ADSs will represent, subject to the terms of the deposit agreement and applicable laws and regulations, including any registration requirements under the Securities Act, the right to receive the new deposited shares of common stock, unless additional ADSs are issued, as in the case of a stock dividend, or unless the ADR depositary calls for the surrender of outstanding ADRs to be exchanged for new ADRs.

If the ADR depositary may not lawfully distribute such property to you, the ADR depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Amendment and Termination of the Deposit Agreement

We may agree with the ADR depositary to amend or supplement the deposit agreement and the ADSs without your consent for any reason. If the amendment or supplement adds or increases fees or charges, except for taxes and other governmental charges or certain expenses of the ADR depositary, or prejudices any substantial existing right of ADR holders, it will only become effective 30 days after the ADR depositary notifies you of the amendment or supplement. We do not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law. If you continue to hold your ADSs at the time an amendment or supplement becomes effective, you are considered to have agreed to the amendment or supplement and are bound by the deposit agreement as amended. Except as otherwise required by any mandatory provisions of applicable law, no amendment may impair your right to surrender your ADSs and to receive the underlying deposited securities.

The ADR depositary will terminate the deposit agreement if we ask it to do so with 90 days’ prior written notice. The ADR depositary may also terminate the deposit agreement if the ADR depositary has notified us at least 90 days in advance that it would like to resign and we have not appointed a new depositary. In both cases, the ADR depositary must notify you at least 30 days before the termination date.

If any ADSs remain outstanding after the date of termination, the ADR depositary will stop performing any further acts under the deposit agreement, except:

•	to collect dividends and other distributions pertaining to the deposited shares of common stock;

•	to sell property and rights and the conversion of deposited shares of common stock into cash as provided in the deposit agreement; and

•

to deliver deposited shares of common stock, together with any dividends or other distributions received with respect to the deposited shares of common stock and the net proceeds of the sale of any rights or other property represented by those ADSs in exchange for surrendered ADSs.

At any time after the expiration of six months from the date of termination, the ADR depositary may sell any remaining deposited shares of common stock and hold uninvested the net proceeds in an unsegregated account, together with any other cash or property then held, without liability for interest, for the pro rata benefit of the holders of ADSs that have not been surrendered by then.

Charges of ADR Depositary

As an ADS holder, you are required to pay the following service fees to the ADR depositary:

Services	Fees
Issuance of ADSs	Up to US$0.05 per ADS issued

Cancellation of ADSs	Up to US$0.05 per ADS canceled

Distribution of cash dividends or other cash distributions	Up to US$0.02 per ADS held
Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions or (ii) exercise of rights to purchase additional ADSs	Up to US$0.02 per ADS held

Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

Other ADS services	Up to US$0.02 per ADS held

As an ADS holder you are also responsible to pay certain fees and expenses incurred by the ADR depositary and certain taxes and governmental charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

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registration fees applicable to transfers of shares of common stock on our shareholders’ register, or that of any entity acting as registrar for the shares, to the name of the ADR depositary or its nominee, or the custodian or its nominee, when making deposits or withdrawals under the deposit agreement;

•	cable, telex and facsimile transmission expenses that are expressly provided in the deposit agreement;

•	expenses incurred by the ADR depositary in the conversion of foreign currency into U.S. dollars under the deposit agreement;

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such fees and expenses as are incurred by the ADR depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to shares of common stock, shares of common stock on deposit, ADSs and ADRs; and

•	the fees and expenses incurred by the ADR depositary, the custodian or any nominee in connection with the servicing or delivery of shares of common stock on deposit.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the ADR depositary’s obligations to you. Please note the following:

•	We and the ADR depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

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The ADR depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

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The ADR depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in shares of common stock, for the validity or worth of the shares of common stock, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the ADR depositary are not obligated to perform any act that is inconsistent with the terms of the deposit agreement.

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We and the ADR depositary disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our articles of incorporation, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

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We and the ADR depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our articles of incorporation or in any provisions of securities on deposit with the ADR depositary.

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We and the ADR depositary further disclaim any liability for any action taken or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting shares of common stock for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

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We and the ADR depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of shares of common stock but is not, under the terms of the deposit agreement, made available to you.

•	We and the ADR depositary may rely without any liability upon any written notice, request or other document believed to be genuine or to have been signed or presented by the proper parties.

•	We and the ADR depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

General

The ADSs are transferable on the books of the ADR depositary; provided, however, that the ADR depositary may, after consultation with us, close the transfer books at any time or from time to time, when deemed expedient by it in connection with the performance of its duties. As a condition precedent to the execution and delivery of any ADSs, registration of transfer, split-up, combination of any ADR or surrender of any ADS for the purpose of withdrawal of deposited shares of common stock, the ADR depositary or the custodian may require payment from the depositor of the shares of common stock or holder of ADSs of a sum sufficient to reimburse the ADR depositary for any tax or other governmental charge and any stock transfer or registration fee and payment of any applicable fees payable by the holders of ADSs.

Any person depositing shares of common stock, any holder of an ADS or any beneficial owner may be required from time to time to file with the ADR depositary or the custodian a proof of citizenship, residence, exchange control approval, payment of applicable Korean or other taxes or governmental charges, or legal or beneficial ownership and the nature of their interest, to provide information relating to the registration on our shareholders’ register (or our appointed agent for the transfer and registration of shares of common stock) of the shares of common stock presented for deposit or other information, to execute certificates and to make representations and warranties as we or the ADR depositary may deem necessary or proper or to enable us or the ADR depositary to perform our and its obligations under the deposit agreement. The ADR depositary may withhold the execution or delivery or registration of transfer of all or part of any ADR or the distribution or sale of any dividend or other distribution of rights or of the proceeds from their sale or the delivery of any shares deposited under the deposit agreement and any other securities, property and cash received by the ADR depositary or the custodian until the proof or other information is filed or the certificates are executed or the representations and warranties are made. The ADR depositary shall provide us, unless otherwise instructed by us, in a timely manner, with copies of any of these proofs and certificates and these written representations and warranties.

The delivery and surrender of ADSs and transfer of ADSs generally may be suspended during any period when our or the ADR depositary’s transfer books are closed, or if that action is deemed necessary or advisable by us or the ADR depositary at any time or from time to time in accordance with the deposit agreement. We may restrict, in a manner as we deem appropriate, transfers of shares of common stock where the transfers may result in ownership of shares of common stock in excess of limits under applicable law.

Taxes

You are responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the ADR depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The ADR depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The ADR depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the ADR depositary and to the custodian proof of taxpayer status and residence and such other information as the ADR depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the ADR depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The ADR depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the ADR depositary may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

Governing Law

The deposit agreement, side letter agreement and the ADRs are interpreted under, and all rights under the deposit agreement, side letter agreement or the ADRs are governed by, the laws of the State of New York.

We have irrevocably submitted to the non-exclusive jurisdiction of New York State or United States Federal Courts located in New York City and waived any objection to legal actions or proceedings in these courts whether on the ground of venue or on the ground that the proceedings have been brought in an inconvenient forum.

This submission was made for the benefit of the ADR depositary and the holders and shall not limit the right of any of them to take legal actions or proceedings in any other court of competent jurisdiction nor shall the taking of legal actions or proceedings in one or more jurisdictions preclude the taking of legal actions or proceedings in any other jurisdiction (whether concurrently or not), to the extent permitted under applicable law.